
10031395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/09 (MM/DD/YY) AND ENDING 04/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCPAG BROKERAGE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

302 EAST WALNUT STREET
(No. and Street)

ROBINSON	IL	62454
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS A. MOORE (618) 544-4993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP
(Name – *if individual, state last, first, middle name*)

225 SOUTH SIXTH STREET, SUITE 2300	MINNEAPOLIS	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk

OATH OR AFFIRMATION

I, THOMAS A. MOORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCPAG BROKERAGE LLC, as of APRIL 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
JUDY LEIGH BRANSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/22/13

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCPAG BROKERAGE LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Governors and Member
KCPAG Brokerage LLC
Robinson, Illinois

We have audited the accompanying statements of financial condition of KCPAG Brokerage LLC (a limited liability company) as of April 30, 2010 and 2009, and the related statements of income, member's capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCPAG Brokerage LLC as of April 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
June 24, 2010

KCPAG BROKERAGE LLC

STATEMENTS OF FINANCIAL CONDITION
April 30, 2010 and 2009

ASSETS

	2010	2009
CASH AND CASH EQUIVALENTS	$ 20,100	$ 20,100
COMMISSIONS RECEIVABLE	9,314	2,244
TOTAL ASSETS	$ 29,414	$ 22,344

LIABILITIES AND MEMBER'S CAPITAL

	2010	2009
LIABILITIES	$ -	$ -
MEMBER'S CAPITAL	29,414	22,344
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 29,414	$ 22,344

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

STATEMENTS OF INCOME
Years Ended April 30, 2010 and 2009

	2010	2009
REVENUES	$ 326,737	$ 340,691
OPERATING EXPENSES	85,741	64,178
NET INCOME	$ 240,996	$ 276,513

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

STATEMENTS OF MEMBER'S CAPITAL
Years Ended April 30, 2010 and 2009

BALANCE, April 30, 2008	$ 37,677
Distributions to member	(291,846)
2009 net income	276,513
BALANCE, April 30, 2009	22,344
Distributions to member	(233,926)
2010 net income	240,996
BALANCE, April 30, 2010	$ 29,414

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

STATEMENTS OF CASH FLOWS
Years Ended April 30, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 240,996	$ 276,513
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(7,070)	15,433
Net Cash Flows from Operating Activities	233,926	291,946
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	(233,926)	(291,846)
Net Cash Flows from Financing Activities	(233,926)	(291,846)
Net Change in Cash and Cash Equivalents	-	100
CASH AND CASH EQUIVALENTS - Beginning of Year	20,100	20,000
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 20,100	$ 20,100

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

KCPAG Brokerage LLC (the Company) was organized as a limited liability company in Illinois on May 17, 2000. The Company became a registered broker-dealer under the Securities Exchange Act of 1934 on May 4, 2001 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly-owned subsidiary of Kemper Capital Management LLC (Kemper).

Cash and Cash Equivalents

The Company includes as cash equivalents certificates of deposit and all other investments with maturities of three months or less when purchased which are readily convertible into known amounts of cash.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary by management at April 30, 2010 and 2009.

Revenue Recognition

Commission income is recorded on a trade-date basis.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is included on the member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

On May 1, 2009, the Company adopted a new standard related to the accounting for uncertainty in income taxes. The measurement and disclosure principles of the new standard normally do not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the member rather than the Company itself. However, there are certain exceptions where the Company would bear the burden of an uncertain tax position. The adoption of the new standard resulted in no effect to the Company's financial statements.

With few exceptions, the Company is not subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2006. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of income.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

The Company has an affiliate agreement with Kemper to pay a percentage of shared expenses. Total shared expenses incurred by the Company were $75,864 and $55,128 for the years ended April 30, 2010 and 2009. In addition, the Company will pay the following expenses directly: audit fees, bank charges and federal and state registration fees. Kemper will pay all other fixed and variable expenses for the Company.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At April 30, 2010 and 2009, the Company had net capital of $29,414 and $22,344 which was $24,414 and $17,344 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at both April 30, 2010 and 2009.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's April 30, 2010 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

NOTE 4 - Subsequent Events

The Company did not have any subsequent events through June 24, 2010, which is the date the financial statements were available to be issued, for events requiring recording and disclosure in the financial statements for the year ended April 30, 2010.

KCPAG BROKERAGE LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of April 30, 2010

COMPUTATION OF NET CAPITAL

Total member's capital	$ 29,414
Total non-allowable assets	-
Net capital before haircuts on securities positions	29,414
Haircuts on securities positions	-
Net capital	$ 29,414

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 24,414
Excess net capital at 1,000 percent	$ 29,414
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of April 30, 2010	$ 29,414
Net audit adjustments	-
Net capital per above	$ 29,414

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors and Member
KCPAG Brokerage LLC
Robinson, Illinois

In planning and performing our audit of the financial statements and supplemental schedule of KCPAG Brokerage LLC (the Company) as of and for the year ended April 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Due to the small size of the Company's accounting department, the Company has a lack of segregation of duties. We consider this item to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
June 24, 2010

KCPAG BROKERAGE LLC

Robinson, Illinois

April 30, 2010 and 2009

FINANCIAL STATEMENTS

Including Independent Auditors' Report